UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 20-F [X] Form 11-K [ ] Form 10-Q
                   [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

      For Period Ended:  December 31, 2006

      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR

      For the Transition Period Ended: ___________________



If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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Plan - The GMAC Mortgage Group, Inc. Savings Incentive Plan
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Issuer of Securities - General Motors Corporation
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300 Renaissance Center
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Address of principal executive office (STREET AND NUMBER)


Detroit, Michigan   48265-3000
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City, state and zip code

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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
             portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject
[X] quarterly report of transition report on Form 10-Q or subject distribution on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K,
10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.



The Annual Report Pursuant to Section 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006 on Form 11-K (the "Form 11-K") for The GMAC Mortgage Group, Inc. Savings Incentive Plan (the "Plan"), which includes common stock issued by General Motors Corporation ("GM"), cannot be filed within the prescribed time period.

The participants in the Plan are employees of the mortgage group of GMAC LLC ("GMAC"). GM sold an majority interest in GMAC to a company organized and owned by private investors in late 2006. In 2007, GM intends to terminate its Registration Statement on Form S-8 related to the Plan.

The Plan has not yet provided its audited financial statements to GM. We believe that it is likely that the sale of the majority interest in GMAC led to confusion over whether the Form 11-K would be required in 2007, and delayed the preparation and review of the necessary financial statements. We understand that these financial statements are now being prepared, and we intend to file the Form 11-K promptly within the extension period.









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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification

    Anne T. Larin                      313                  665-4927
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    (Name)                          (Area Code)          (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes [X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                           GENERAL MOTORS CORPORATION
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  June 29, 2007                   By  /s/Ralph J. Szygenda
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